                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended August 31, 1997

                                      OR

            [  ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

           For the Transition Period from __________ to __________

                        Commission File Number: 018859

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Sonic Corp. Savings and Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Sonic Corp.
                                101 Park Avenue
                         Oklahoma City, Oklahoma 73102

     Sonic Corp. has included the following financial statements and supplementary financial information in this report:

                                                              PAGES
                                                              -----
          Report of Independent Auditors                        1
          Statements of Net Assets Available for Benefits
           with Fund Information                                2
          Statements of Changes in Net Assets Available
           for Benefits with Fund Information                   5
          Line 27a -- Schedule of Assets Held for
           Investment Purposes                                 13
          Line 27d -- Schedule of Reportable Transactions      14
          Line 27f -- Schedule of Non-exempt Transactions      16


                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have caused the undersigned, duly-authorized, to sign this report on their behalf on this 27th day of February, 1998.

                              Sonic Corp.



                              By: /s/ Ronald L. Matlock
                                 ----------------------------------------
                                 Ronald L. Matlock, Vice President and
                                 General Counsel

                  Sonic Corp. Savings and Profit Sharing Plan

                             Financial Statements
                          and Supplemental Schedules

                     Years ended August 31, 1997 and 1996




                                   CONTENTS

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

Financial Statements

Statements of Net Assets Available for Benefits With Fund Information . . . . . . . .  2
Statements of Changes in Net Assets Available for Benefits With Fund Information. . .  5
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . 13
Line 27d--Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . 14
Line 27f--Schedule of Nonexempt Transactions  . . . . . . . . . . . . . . . . . . . . 16

                        Report of Independent Auditors

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits with fund information of Sonic Corp. Savings and Profit Sharing Plan as of August 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of August 31, 1997, and reportable transactions and nonexempt transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the 1997 basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   ERNST & YOUNG LLP

Oklahoma City, Oklahoma
January 7, 1998

                  Sonic Corp. Savings and Profit Sharing Plan

                Statements of Net Assets Available for Benefits
                             With Fund Information



                                                                AUGUST 31, 1997
                                             ----------------------------------------------------
                                                                FUND INFORMATION
                                             ----------------------------------------------------
                                              AMERICAN      AMERICAN
                                             PERFORMANCE   PERFORMANCE
                                                CASH       INTERMEDIATE      AIM          AIM
                                             MANAGEMENT       BOND        CONSTELLA-     VALUE
                                                FUND          FUND        TION FUND       FUND
                                             ----------------------------------------------------
ASSETS
Investments:
  Shares of registered investment companies   $228,523      $106,549       $787,511     $473,434
  Sonic Corp. common stock, 8,016 shares             -             -              -            -
  Participant notes receivable                       -             -              -            -
                                             ----------------------------------------------------
Total investments                              228,523       106,549        787,511      473,434

Receivables:
  Contributions:
    Participants                                   631           609          3,324        1,669
    Employer                                    17,772         2,873         17,709       10,048
  Accrued interest                               1,012           529              -            -
                                             ----------------------------------------------------
Total receivables                               19,415         4,011         21,033       11,717
                                             ----------------------------------------------------
Net assets available for benefits             $247,938      $110,560       $808,544     $485,151
                                             ----------------------------------------------------
                                             ----------------------------------------------------


                                  AUGUST 31, 1997
---------------------------------------------------------------------------------
                       FUND INFORMATION
----------------------------------------------------------------
  AMERICAN                     NEUBERGER
 AADVANTAGE    FEDERATED       & BERMAN      SONIC
  BALANCED      MAX CAP        GUARDIAN      STOCK         LOAN
    FUND         FUND         TRUST FUND      FUND         FUND         TOTAL
---------------------------------------------------------------------------------
  $708,773      $424,745       $879,292     $      -     $      -     $3,608,827
         -             -              -      177,365            -        177,365
         -             -              -            -      190,015        190,015
---------------------------------------------------------------------------------
   708,773       424,745        879,292      177,365      190,015      3,976,207



     1,186         1,554          2,664        1,226            -         12,863
     7,319         6,625         13,734        4,831            -         80,911
         -             -              -            -            -          1,541
---------------------------------------------------------------------------------
     8,505         8,179         16,398        6,057            -         95,315
---------------------------------------------------------------------------------
  $717,278      $432,924       $895,690     $183,422     $190,015     $4,071,522
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

                  Sonic Corp. Savings and Profit Sharing Plan

                Statements of Net Assets Available for Benefits
                       With Fund Information (continued)

                                                                                           AUGUST 31, 1996
                                                            -----------------------------------------------------------------
                                                                             FUND INFORMATION
                                                            ----------------------------------------------------
                                                                                              CAPITAL
                                                              STOCK     GROWTH    BALANCED  PRESERVATION    LOAN
                                                              FUND       FUND       FUND        FUND        FUND      TOTAL
                                                            -----------------------------------------------------------------
ASSETS
Investments:
  Shares of registered investment companies:
    American Performance Equity Fund, 36,147 shares         $      -  $  369,937  $126,366    $      -    $     -  $  496,303
    Russell Special Growth Fund #9, 4,340 shares                   -     138,511    41,080           -          -     179,591
    Russell Equity Income Fund #10, 5,814 shares                   -     225,891         -           -          -     225,891
    Russell International Securities Fund #13, 3,994 shares        -     166,948    63,610           -          -     230,558
    Russell Quantitative Equity Fund #17, 15,822 shares            -     371,483   125,970           -          -     497,453
    Russell Real Estate Securities Fund #18, 4,493 shares          -      81,537    34,607           -          -     116,144
    Russell Emerging Markets Fund #22, 5,252 shares                -      43,748    21,060           -          -      64,808
    Cash Plus Government Fund, 380,288 shares                  5,051      78,795    83,566     212,876          -     380,288
  U.S. Treasury notes                                              -           -   249,574           -          -     249,574
  Federal National Mortgage Association debenture                  -           -    28,247           -          -      28,247
  Sonic Corp. common stock, 17,543 shares                    412,260           -         -           -          -     412,260
  Participant notes receivable                                     -           -         -           -     90,830      90,830
                                                            -----------------------------------------------------------------
Total investments                                            417,311   1,476,850    774,080    212,876     90,830   2,971,947

Receivables:
  Contributions:
    Participants                                               2,579       7,724     4,690       2,121          -      17,114
    Employer                                                   4,643      22,425     9,043       7,787          -      43,898
  Loan repayments                                                259       1,880       404         222          -       2,765
  Accrued interest                                                18         368     5,103         903          -       6,392
                                                            -----------------------------------------------------------------
Total receivables                                              7,499      32,397    19,240      11,033          -      70,169
                                                            -----------------------------------------------------------------
Total assets                                                 424,810   1,509,247   793,320     223,909     90,830   3,042,116

LIABILITIES--cash overdraft                                    3,550       5,387     2,916         566          -      12,419
                                                            -----------------------------------------------------------------
Net assets available for benefits                           $421,260  $1,503,860  $790,404    $223,343    $90,830  $3,029,697
                                                            -----------------------------------------------------------------
                                                            -----------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                  Sonic Corp. Savings and Profit Sharing Plan

          Statements of Changes in Net Assets Available for Benefits
                             With Fund Information

                                                                              YEAR ENDED AUGUST 31, 1997
                                                        ----------------------------------------------------------------------
                                                                                   FUND INFORMATION
                                                        ----------------------------------------------------------------------
                                                         AMERICAN       AMERICAN
                                                        PERFORMANCE   PERFORMANCE                                    AMERICAN
                                                           CASH       INTERMEDIATE       AIM            AIM         AADVANTAGE
                                                        MANAGEMENT        BOND        CONSTELLA-       VALUE         BALANCED
                                                           FUND           FUND        TION FUND         FUND           FUND
                                                        ----------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation) in fair value of
    investments                                          $  5,411       $  3,474       $158,871       $107,404       $128,111
  Interest and dividends                                    9,053          3,835              -              -              -
                                                        ----------------------------------------------------------------------
 Net investment income (loss)                              14,464          7,309        158,871        107,404        128,111

Contributions:
 Participants                                              14,273         13,561         87,566         47,127         33,688
 Employer (including profit sharing contribution of
  $75,000)                                                 26,884          8,946         53,242         30,154         22,672
                                                        ----------------------------------------------------------------------
Total additions                                            55,621         29,816        299,679        184,685        184,471

Deductions from net assets attributed to:
 Benefits paid to participants                            112,570          2,342         53,706         24,427         21,642
 Loan fees and trustee fees                                   176              5            276            104            121
                                                        ----------------------------------------------------------------------
Total deductions                                          112,746          2,347         53,982         24,531         21,763
                                                        ----------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers      (57,125)        27,469        245,697        160,154        162,708

Interfund transfers (net)                                 305,063         83,091        562,847        324,997        554,570
                                                        ----------------------------------------------------------------------
Net increase (decrease)                                   247,938        110,560        808,544        485,151        717,278

Net assets available for benefits:
 Beginning of year                                              -              -              -              -              -
                                                        ----------------------------------------------------------------------
 End of year                                             $247,938       $110,560       $808,544       $485,151       $717,278
                                                        ----------------------------------------------------------------------
                                                        ----------------------------------------------------------------------

                                         YEAR ENDED AUGUST 31, 1997
-----------------------------------------------------------------------------------------------------------------------
                                      FUND INFORMATION
-------------------------------------------------------------------------------------------------------------
              NEUBERGER                                                            CAPITAL
FEDERATED     & BERMAN      SONIC                                                 PRESERVA-
 MAX CAP      GUARDIAN      STOCK       STOCK          GROWTH        BALANCED        TION         LOAN
  FUND       TRUST FUND      FUND        FUND           FUND           FUND          FUND         FUND          TOTAL
-----------------------------------------------------------------------------------------------------------------------
$105,452       $222,808    $  (260)    $       -    $         -     $       -     $       -     $      -     $  731,271
   2,844            873          -             -              -             -             -        9,335         25,940
-----------------------------------------------------------------------------------------------------------------------
 108,296        223,681       (260)            -              -             -             -        9,335        757,211


  34,339         64,189     20,691             -              -             -             -            -        315,434

  19,668         41,625     14,235             -              -             -             -            -        217,426
-----------------------------------------------------------------------------------------------------------------------
 162,303        329,495     34,666             -              -             -             -        9,335      1,290,071


  20,781          4,114      7,657             -              -             -             -            -        247,239
      76            214         35             -              -             -             -            -          1,007
-----------------------------------------------------------------------------------------------------------------------
  20,857          4,328      7,692             -              -             -             -            -        248,246
-----------------------------------------------------------------------------------------------------------------------

 141,446        325,167     26,974             -              -             -             -        9,335      1,041,825

 291,478        570,523    156,448      (421,260)    (1,503,860)     (790,404)     (223,343)      89,850              -
-----------------------------------------------------------------------------------------------------------------------
 432,924        895,690    183,422      (421,260)    (1,503,860)     (790,404)     (223,343)      99,185      1,041,825


       -              -          -       421,260      1,503,860       790,404       223,343       90,830      3,029,697
-----------------------------------------------------------------------------------------------------------------------
$432,924       $895,690   $183,422     $       -    $         -     $       -     $       -     $190,015     $4,071,522
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                  Sonic Corp. Savings and Profit Sharing Plan

          Statements of Changes in Net Assets Available for Benefits
                       With Fund Information (continued)

                                                                  YEAR ENDED AUGUST 31, 1996
                                             -----------------------------------------------------------------------
                                                                 FUND INFORMATION
                                             ---------------------------------------------------------
                                                                                   CAPITAL
                                                STOCK        GROWTH    BALANCED  PRESERVATION   LOAN
                                                 FUND         FUND       FUND        FUND       FUND        TOTAL
                                             -----------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value
     of investments                          $   37,559   $   29,958   $  4,401    $      -   $       -   $   71,918
    Interest and dividends                          243      152,394     69,097       8,306       9,231      239,271
                                             -----------------------------------------------------------------------
  Net investment income                          37,802      182,352     73,498       8,306       9,231      311,189

  Contributions:
    Participants                                 33,419      109,184     68,201      26,590           -      237,394
    Employer (including profit sharing
     contribution of $35,000)                    16,592       71,301     37,550      23,891           -      149,334
                                             -----------------------------------------------------------------------
Total additions                                  87,813      362,837    179,249      58,787       9,231      697,917

Deductions from net assets attributed to:
  Benefits paid to participants                  89,994      157,488     86,007      35,963           -      369,452
  Loan fees and trustee fees                          -        1,868      1,715       1,285           -        4,868
                                             -----------------------------------------------------------------------
Total deductions                                 89,994      159,356     87,722      37,248           -      374,320
                                             -----------------------------------------------------------------------
Net increase (decrease) prior to
 interfund transfers                             (2,181)     203,481     91,527      21,539       9,231      323,597

Interfund transfers (net)                      (102,155)     108,668      6,555      20,606     (33,674)           -
                                             -----------------------------------------------------------------------
Net increase (decrease)                        (104,336)     312,149     98,082      42,145     (24,443)     323,597

Net assets available for benefits:
  Beginning of year                             525,596    1,191,711    692,322     181,198     115,273    2,706,100
                                             -----------------------------------------------------------------------
  End of year                                $  421,260   $1,503,860   $790,404    $223,343   $  90,830   $3,029,697
                                             -----------------------------------------------------------------------
                                             -----------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                  Sonic Corp. Savings and Profit Sharing Plan

                         Notes to Financial Statements

                           August 31, 1997 and 1996



1. DESCRIPTION OF PLAN

The following description of the Sonic Corp. (the "Company") Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement (as amended) for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants may contribute up to 11% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may voluntarily match a percentage of participants' contributions to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of trustee fees. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years (seven years prior to September 1, 1996) of credited service.

                  Sonic Corp. Savings and Profit Sharing Plan

1. DESCRIPTION OF PLAN (CONTINUED)

INVESTMENT OPTIONS

Beginning on September 1, 1996, participants can direct their account balances to be invested in one of eight investment funds or a combination of these funds. Participants may change their investment options daily. At August 31, 1997, investment funds consist of the following:

     AMERICAN PERFORMANCE CASH MANAGEMENT FUND--Funds are invested in very short-term high quality loans to the U.S. Government, banks, and corporations.

     AMERICAN PERFORMANCE INTERMEDIATE BOND FUND--Funds are invested in a diversified portfolio of intermediate bonds issued by the U.S. Government, U.S. Government agencies, and individual corporations.

     AIM CONSTELLATION FUND--Funds are invested in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

     AIM VALUE FUND--Funds are invested in common stocks of companies that are undervalued relative to the stock market as a whole, but whose earnings are starting to pick up.

     AMERICAN AADVANTAGE BALANCED FUND--Funds are invested in bonds and common stock, with emphasis on income and capital appreciation.

     FEDERAL MAX CAP FUND--Funds are invested in common stocks of the Standard & Poor's 500 Index.

     NEUBERGER & BERMAN GUARDIAN TRUST FUND--Funds are invested in stocks of companies whose earnings the portfolio manager believes will grow faster than average.

     SONIC STOCK FUND--Funds are invested in the common stock of Sonic Corp.

Prior to August 31,1996, participants could direct their account balances to be invested in one of four investment funds or a combination of those funds. At August 31, 1996, investment funds consisted of the following:

     STOCK FUND--Shares of common stock of the Company and in shares of a registered investment company that invests in U.S. Government securities.

                  Sonic Corp. Savings and Profit Sharing Plan

1. DESCRIPTION OF PLAN (CONTINUED)

     GROWTH FUND--Shares of registered investment companies that invests in equity securities.

     BALANCED FUND--U.S. Government securities and in shares of registered investment companies that invest in equity securities and in U.S. Government securities.

     CAPITAL PRESERVATION FUND--Shares of a registered investment company that invests in U.S. Government securities.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 7% to 10%. Principal and interest is paid ratably through monthly payroll deductions. Such deductions are remitted by the Company to the Plan in the month following the payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or upon death, disability or retirement, may elect to receive annual installments over a period of not more than a participant's assumed life expectancy.

FORFEITED ACCOUNTS

At August 31, 1997, forfeited nonvested accounts totaled $14,795. This amount will be used to reduce employer contributions in 1998. At August 31, 1996, forfeited nonvested accounts totaled $38,333. These amounts were allocated to participants' accounts during 1997 ($14,412 allocated during 1996).

                  Sonic Corp. Savings and Profit Sharing Plan

1. DESCRIPTION OF PLAN (CONTINUED)

ADMINISTRATION

The Plan is administered by the Company. Administrative expenses, other than loan fees and trustee fees, incurred by the Plan are paid by the Company. During the years ended August 31, 1997 and 1996, such expenses amounted to $19,176 and $19,406, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. U.S. Government securities and the Company's common stock are valued at their quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RELATED PARTY TRANSACTIONS

Certain Plan investments were shares of a mutual fund managed by BancOklahoma Trust Company, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by BancOklahoma Trust Company. Investments that represent 5% or more of the Plan's net assets are separately identified in the accompanying statements of net assets available for benefits with fund information.

                  Sonic Corp. Savings and Profit Sharing Plan

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 19, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Since receiving the determination letter, the Plan has been amended principally to incorporate certain administrative provisions required by recent changes in the IRC. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            SUPPLEMENTAL SCHEDULES

                  Sonic Corp. Savings and Profit Sharing Plan

           Line 27a--Schedule of Assets Held for Investment Purposes

                                August 31, 1997


                                                 DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,              INCLUDING MATURITY DATE, RATE OF                   CURRENT
      LESSOR OR SIMILAR PARTY                 INTEREST, PAR OR MATURITY VALUE       COST          VALUE
-----------------------------------------------------------------------------------------------------------
*American Performance Cash Management
  Fund                                                 228,523 shares            $  228,523     $  228,523
*American Performance Intermediate Bond
  Fund                                                  10,415 shares               104,752        106,549
AIM Constellation Fund                                  26,453 shares               655,515        787,511
AIM Value Fund                                          13,727 shares               393,231        473,434
American AAdvantage Balanced Fund                       45,030 shares               642,374        708,773
Federated Max Cap Fund                                  21,917 shares               338,242        424,745
Neuberger & Berman Guardian Trust Fund                  45,161 shares               676,639        879,292
                                                                                 -------------------------
                                                                                  3,039,276      3,608,827

*Sonic Corp.                                    8,016 shares of common stock        177,095        177,365
*Participant notes receivable                            7% to 10%                        -        190,015
                                                                                 -------------------------
                                                                                 $3,216,371     $3,976,207
                                                                                 -------------------------
                                                                                 -------------------------

*Party-in-interest.

                  Sonic Corp. Savings and Profit Sharing Plan

                 Line 27d--Schedule of Reportable Transactions

                          Year ended August 31, 1997

                                                                                                            (h) CURRENT
                                                                                                               VALUE
                                                                                                            OF ASSET ON    (i) NET
                                                                (c) PURCHASE   (d) SELLING   (g) COST OF    TRANSACTION    GAIN OR
(a) IDENTITY OF PARTY INVOLVED       (b) DESCRIPTION OF ASSETS       PRICE         PRICE         ASSET         DATE         (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
Category (iii)--series of
 transactions in excess of
  5% of plan assets:
   *BancOklahoma Trust Company      American Performance Equity
                                     Fund--SSR:
                                      36,147 shares                              $496,303      $499,046       $496,303     $(2,743)

                                    Russell Special Growth
                                     Fund #9:
                                      4,340 shares                               $179,591      $164,439       $179,591     $15,152

                                    Russell Equity Income
                                     Fund #10:
                                      5,814 shares                               $225,891      $214,913       $225,891     $10,978

                                    Russell International
                                     Securities Fund #13:
                                      3,994 shares                               $230,558      $208,514       $230,558     $22,044

                                    Russell Quantitative
                                     Equity Fund #17:
                                      15,822 shares                              $497,453      $431,878       $497,453     $65,575

                                    American Performance
                                     Cash Management Fund:
                                      370,448 shares                $370,448                                  $370,448
                                      141,925 shares                             $141,925      $141,925       $141,925     $     -

(CONTINUED ON FOLLOWING PAGE)

                  Sonic Corp. Savings and Profit Sharing Plan

                          Year ended August 31, 1997


                                                                                                              (h) CURRENT
                                                                                                                 VALUE
                                                                                                              OF ASSET ON    (i) NET
                                                                  (c) PURCHASE   (d) SELLING   (g) COST OF    TRANSACTION    GAIN OR
(a) IDENTITY OF PARTY INVOLVED      (b) DESCRIPTION OF ASSETS         PRICE          PRICE         ASSET         DATE         (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
SEI Corporation                    Cash Plus Government Fund:
                                     380,288 shares                             $380,288      $380,288       $380,288     $     -

                                   AIM Constellation Fund:
                                    31,286 shares               $773,874                                     $773,874
                                    4,833 shares                                $123,145      $118,359       $123,145     $ 4,786

                                   AIM Value Fund:
                                    17,084 shares               $487,330                                     $487,330
                                    3,357 shares                                $102,046      $ 94,099       $102,046     $ 7,947

                                   American AAdvantage Balanced
                                    Fund:
                                     67,984 shares              $969,513                                     $969,513
                                     22,954 shares                              $322,229      $327,139       $322,229     $(4,910)

                                   Federated Max Cap Fund:
                                    27,034 shares               $413,150                                     $413,150
                                    5,117 shares                                $ 86,225      $ 74,908       $ 86,225     $11,317

                                   Neuberger & Berman Guardian
                                    Trust Fund:
                                     48,652 shares              $727,194                                     $727,194
                                     3,491 shares                               $ 58,265      $ 50,555       $ 58,265     $ 7,710

*Party-in-interest.
 Columns (e) and (f) are not applicable.
 There were no category (i), (ii) or (iv) reportable transactions during the year ended August 31, 1997.

                  Sonic Corp. Savings and Profit Sharing Plan

                 Line 27f--Schedule of Nonexempt Transactions

                          Year ended August 31, 1997

                                                  (c) DESCRIPTION OF
                     (b) RELATIONSHIP TO        TRANSACTIONS INCLUDING
(a) IDENTITY OF        PLAN, EMPLOYER,            MATURITY DATE, RATE
     PARTY                 OR OTHER             OF INTEREST, COLLATERAL,       (d) PURCHASE   (e) SELLING   (f) LEASE
   INVOLVED           PARTY-IN-INTEREST          PAR OR MATURITY VALUE             PRICE         PRICE        RENTAL
---------------     ---------------------   --------------------------------   ------------   -----------   ---------
Sonic Corp.         Employer/Plan Sponsor   Loan                                    N/A           N/A          N/A
                                            (Participant contributions for
                                            payroll periods ended
                                            September 15 and September
                                            30, 1996 were deposited on
                                            January 21, 1997. Investment
                                            earnings on such contributions
                                            for period prior to deposit will
                                            be deposited and allocated to
                                            affected participants in January
                                            1998.)


                                                                                (j) NET GAIN OR
                                                                                 (LOSS) ON EACH
 (g) EXPENSES                                                                      TRANSACTION
  INCURRED IN                                                                     (AMOUNT PAID
CONNECTION WITH        (h) COST OF ASSET          (i) CURRENT VALUE OF ASSET       FOR USE OF
  TRANSACTION           (AMOUNT OF LOAN)               (AMOUNT OF LOAN)          LOAN PROCEEDS)
---------------   ----------------------------   ----------------------------   ---------------
      N/A         September 15, 1996   $14,597   September 15, 1996   $14,597         $501
                  September 30, 1996    15,634   September 30, 1996    15,634